c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

March 3, 2014

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Filed: March 3, 2014

CIK No.: 0001588084

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated October 25, 2013, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Draft Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment for your review.

General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We acknowledge the comment.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment. We confirm that we will not circulate copies of the registration statement or the preliminary prospectus until we have included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. In addition, please file all material contracts (including supplier and customer agreements) called for by Item 601(b)(10) of Regulation S-K, and furnish the substantive description of such contracts required by Item 10.C of Form 20-F. In this regard we note that all of your fixed assets your real property are encumbered.

We acknowledge the comment and have revised the First Amendment to provide the requested materials.

4.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

We acknowledge the comment and undertake to have FINRA contact you prior to effectiveness.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We acknowledge the comment and will provide such materials to the extent they exist in the future; at present no such materials have been provided to any potential investors and no such research reports exist.

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Pamela A. Long, Assistant Director

March 3, 2014

6.	Please supplementally provide supporting documentation for all of the statistical and qualitative disclosure you make in your prospectus, particularly with regard to the competitive environment of your companies. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus.

We acknowledge the comment and have provided the requested materials.

7.	Please update your financial information with interim financial statements. As your registration statement is dated more than nine months after the end of your last audited fiscal year, you are required to provide interim financial statements. Please see Item 8.A. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

8.	Please include the qualitative and quantitative information regarding market risk called for by Item 11 of Form 20-F with your next amendment. We note that you are exposed to currency and commodity price risks.

We have included a section titled “Quantitative and Qualitative Disclosures about Market Risk” that includes the information required by Item 11 of Form 20-F as requested.

Outside Front Cover Page of the Prospectus

9.	Please include the names of the lead or managing underwriters in your amended registration statement. Note that we will defer further review of any amendment that does not include the names of the lead underwriters.

We acknowledge the comment and have revised the First Amendment as requested.

10.	Please disclose the time period during which the offer will be open. Prospectus Summary, page one

We acknowledge the comment and have revised the First Amendment as requested.

11.	Please thoroughly edit your Prospectus Summary and Business sections for relevance and to provide a succinct summary of the offering and your business. For example, we note that on page two you provide information regarding the bamboo industry, providing figures from 2009. The relevance of data from four years ago, pertaining to the size of and ecological credentials of an industry in which you are not a participant but which provides merely provides you with a raw material input, is unclear. Please ensure that appropriate context is given to information that you do not remove which editing for relevance, to ensure that the relevance of that information is apparent. For example, you state on page two that “China has promoted innovation in the bamboo industry,” but you do not elaborate on how innovation has been promoted or the role such promotion plays for your company. Much of this disclosure appears more appropriate to the Business section.

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Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested.

12.	Please clearly describe your three segments.

We have revised the prospectus summary to include the following description of our three segments, the consumer product segment, the trading segment and the energy segment.

Consumer Product Segment

Our consumer product segment is the largest among our three segments. Our consumer product segment consists primarily of sales of our household cleaning and decorative products under our “Charcoal Doctor” brand. “Charcoal Doctor” is one of the leading brands in bamboo charcoal-based household use products in China. Our consumer products include bamboo charcoal products like purifiers, humidifiers, and activated charcoal filtering and absorbing products and charcoal vinegar products like fertilizers, soaps, and products that condition the soil and provide nutrition for plants.

We currently generate most of our consumer product revenue from the sales of “Charcoal Doctor” brand products, and we expect the revenue from consumer products will continue to grow in the coming years with increased brand awareness and growing consumer preferences for the carbonized cleaning products over other traditional household cleaning products.

Although the revenue from our consumer product segment decreased approximately $5.2 million in 2012, we believe the decrease was temporary as it was mainly due to unexpected interruption of supply in one of our products and the supply subsequently resumed. Indeed, segment revenue increased to approximately $29.1 million in the nine months ended September 30, 2013 from approximately $22.8 million in the nine months ended September 30, 2012 primarily because of increased sales in of purification and deodorization products as we continued to expand our sales through nationwide supermarket chains and introduced new product lines under the purification and deodorization category in 2013.

Energy Segment

Our energy segment consists of the sales of home-made BBQ charcoal and carbon for use in EDLC supercapacitors. Our home-made BBQ charcoal is mainly sold in overseas markets as the demand for our products continues to grow. We have invested heavily in the production of EDLC carbon, which has wide application and higher gross margin than our other bamboo charcoal products. Our commercial production of EDLC carbon started in late 2011. With the improvement of technology used in the production process, we believe EDLC carbon will become an important source of revenue growth and profitability.

Revenues from our energy segment was approximately $6.7 million in 2012 compared to approximately $2.3 million in 2011. We realized sales of approximately $6.2 million in the nine months ended September 30, 2013 in the energy segment, an increase of approximately $1.5 million as compared with nine months ended September 30, 2012, as our sales to one of our largest customers grew quickly in the third quarter of 2013.

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Pamela A. Long, Assistant Director

March 3, 2014

Trading Segment

Our trading segment consists primarily of (i) the wholesale purchase of imported rubber for sale in China and (ii) the export of charcoal products to foreign markets. In our trading segment, we compete on price with numerous players in the market, and fluctuations in the rubber market may negatively impact our profitability. Moreover, the transparent nature of trading business causes gross margin to be much lower in the trading segment because our profits are based on locking the exchange rate and adding a slight profit margin to otherwise transparent and readily available commodity prices. As a result, our rubber sales revenue tends to be unpredictable, and we have determined to wind down our efforts with regard to rubber purchases and sales.

Trading segment generated approximately $9.0 million sales revenue in 2012 compared to approximately $5.3 million in 2011. The revenue from trading was related to our wholesale business of imported rubber in local market. Revenues in this segment for the nine months ended September 30, 2013 was approximately $7.0 million compared to approximately $3.2 million in the same period of 2012. Despite the significant increase in revenues, our profits associated with this segment are much lower and, we are winding down our efforts in order to allocate our efforts toward more what we view as more stable business opportunities in our other segments.

13.	Please briefly discuss the relevant risks associated with doing business in China, including the risks related to being able to timely utilize the offering proceeds in your business, among other things.

We have revised the description in the section titled “Our Challenges and Risks” in the prospectus summary to briefly discuss risks associated with doing business in China. The additional risk factor related to China is listed below:

PRC Legal Challenges.

•	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
•	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.
•	Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

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Pamela A. Long, Assistant Director

March 3, 2014

•	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

14.	We note that at the top of page two you list five areas in which you provide charcoal products. On the top of page three, you state that you produce and sell three categories of products. Please advise.

We have revised the First Amendment to clarify the distinction between our charcoal product categories and types of products in such categories.

15.	We note your statements here and elsewhere that you are “a leading developer and manufacturer of bamboo-based charcoal products.” Please ensure that the basis for any statements you make regarding your competitive position are disclosed. Please see Item 4.B.7. of Form 20-F. When you make statements regarding the manner in which your brand or products are perceived, please ensure that it is clear by whom these perceptions are held. For example, on page three, you state that “[b]ecause of the lifespan and fast growth rate of bamboo, our products are considered environmentally friendly.” Please disclose by whom your products are considered environmentally friendly.

We have revised the First Amendment to clarify the basis of the statements regarding our competitive position. In addition, we have disclosed that the Chinese Society for Environmental Sciences has provided accreditation and a draft implementation plan to designate environmentally friendly enterprises and that our company has met these standards.

Electric Double-Layer Capacitor (“EDLC”) Carbon, page four

16.	Please note that Item 503 of Regulation S-K requires that the information included in your summary section should be presented in plain English. The information under this heading is presented in a manner that is not easily accessible to investors, such as your discussion of the higher level of static double-layer capacitance than faradaic pseudocapacitance upon which EDLCs rely.

We acknowledge the comment and have revised the First Amendment as requested to discuss supercapacitors in plain English.

Our Opportunity and Strategy, page four

17.	You state that China’s 12th Five-Year Plan “lays out a number of national energy strategies that are likely to increase[] demand for EDLCs and the use of bamboo-based carbon in EDLCs.” We note that the 12th Five-Year Plan was approved in March of 2011, and is currently two-and-a-half year old. Please advise as to the effect it has had on EDLCs and the use of bamboo-based carbon in EDLCs.

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Pamela A. Long, Assistant Director

March 3, 2014

We have revised the First Amendment to clarify that, as a result of China’s 12th Five-Year Plan, China has begun to see construction of EDLC battery factories. The increase in demand for EDLCs is expected to have a positive effect on the demand for EDLC carbon, including bamboo-based carbon. We are unable, however, to state that such strategies will disproportionately favor bamboo-based carbons.

Competitive Advantages, page five

18.	You state that one of your advantages is “superior research and development.” Please disclose as to which comparator your research and development is superior.

We acknowledge the comment and have revised the First Amendment to delete the word “superior” and recharacterize advantages as strengths so as to focus on our own strengths rather than to compare our company with our competitors. We have also revised the First Amendment to reflect the honors and achievements earned by personnel in our research department to substantiate the claim that we have a strong research and development team.

Our Challenges and Risks, page five

19.	Please clarify the meaning of the final bullet point under this heading. You state that “[a]wareness and applications of EDLC technology may not mature or become fully commercialized,” implying that EDLC is an emerging technology; however, you state on page 50 that Japan has led the EDLC carbon industry for 30 years.

We have revised the First Amendment to reflect that, while EDLC technology itself is not new, it remains relatively new technology to China. In addition, we have clarified that, while we expect continued maturation and commercialization of EDLC technology and applications, the speed of such development may not be as rapid as we expect.

Corporate Information, page six

20.	Please advise as to why the web address provided on page seven directs to the website of the Forasen Group, which you represent as your affiliate, rather than your company. We note that the website of the Forasen Group prominently displays your brands.

Bamboo Tech was previously a majority-owned subsidiary of Forasen Group. When Forasen Group owned a majority of Bamboo Tech’s equity, it discussed Bamboo Tech’s products on Forasen Group’s website. Although Forasen Group is now an affiliate, rather than a shareholder of our Company, we have only recently separated the companies’ respective websites. We have moved our corporate website to www.tantech.cn and have been advised that Forasen Group has removed all references to our products and company from its website.

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Pamela A. Long, Assistant Director

March 3, 2014

Risk Factors, page 10 Risks Related to Our Business and Industry, page 10

A weakening of the Chinese economy (and in particular consumer spending) could hurt demand for our Charcoal Doctor products, page 10

21.	Please clarify the meaning of the first sentence under this heading, in which you state that your Charcoal Doctor products are generally considered “household decorative items.” Please also disclose the anticipated effect of the slowing economy or a drop in customer spending for household items on your other segments, as well as your Bamboo Beauty brand.

We acknowledge the comment and have revised the First Amendment as requested. By stating that our Charcoal Doctor products are generally considered "household decorative items", we mean that these products are generally used for beautification and decoration purposes. For example, consumers tend to purchase charcoal products for their value in absorbing odors and tend to purchase bamboo charcoal products for these purposes and also for the perceived attractiveness of all pieces of bamboo charcoal.

In addition, we have disclosed the anticipated effect of a slowing economy or drop in customer spending for household items on our other segments. As we believe our Charcoal Doctor product prices are not expensive and we believe Chinese consumers are becoming increasingly more environmentally aware, we do not expect minor economic fluctuations to materially weaken consumption of these products. Instead, given the increased awareness of such environmental issues, sales have increased in recent years notwithstanding increases in retail prices of these prices.

Increases in bamboo costs may negatively affect our operating results, page 11

22.	You refer on page 36 to the negative effects on revenue that you experienced when TaHe Xingzhong Tatanye could not supply you with bamboo charcoal, and on page 34 refer to your need for a stable supply of bamboo charcoal. It appears that you are referring to the same incident here, but state that the failure to deliver sufficient raw materials was a failure to deliver bamboo. Please clarify here, and elsewhere as necessary, whether you purchase both raw bamboo and bamboo charcoal as raw materials, or purchase only one or the other.

We acknowledge the comment and have revised the First Amendment as requested to clarify that we purchase bamboo charcoal as our primary raw material.

23.	We note that you state here that you attempted to pass along increases in costs to your customers to mitigate the risk of increases in bamboo costs. Please disclose here, and in your MD&A, the extent of your ability to do so, particularly in light of the fact you compete based upon cost.

We acknowledge the comment and have revised the First Amendment as requested. The Company competes based upon cost, so any attempt to pass along increases in costs to customers puts the Company at risk for losing customers. Historically we have had a relative inability to pass along increased costs to customers, so we focus on improving efficiency and lowering other costs.

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Pamela A. Long, Assistant Director

March 3, 2014

Outstanding bank loans may reduce our available funds, page 12

24.	We note your discussion of the debt encumbering your land and property. You note that the security for your debt is greatly in excess of the debt itself; however, you do not indicate the amount of cash or liquid assets available to pay the debt. Please revise, and please ensure that you include a description of any material restrictions or covenants imposed by your debt arrangements.

We acknowledge the comment and have revised the First Amendment as requested to reflect that all of our cash and liquid assets other than restricted cash are available to pay the debt in question. In addition, we have clarified that we do not believe such debt will affect our liquidity.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations, page 12

25.	This risk factor appears to relate to a food production company. Please note that Item 503(c) of Regulation S-K calls how the risks described affect your company or the securities that you are offering. Please revise.

We acknowledge the comment and have revised the First Amendment as requested. The new risk factor reads as follows:

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history, with our oldest subsidiary having been founded in 2002. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving markets such as the growing market for bamboo charcoal products in the PRC and in particular our carbon products for use in EDLCs. Some of these risks and uncertainties relate to our ability to:

•	offer additional charcoal and EDLC carbon products to attract and retain a larger customer base;
•	attract additional customers and increased spending per customer;
•	increase awareness of our brand and continue to develop customer loyalty;
•	respond to competitive market conditions;
•	respond to changes in our regulatory environment;
•	manage risks associated with intellectual property rights;
•	maintain effective control of our costs and expenses;
•	raise sufficient capital to sustain and expand our business;
•	attract, retain and motivate qualified personnel; and

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Pamela A. Long, Assistant Director

March 3, 2014

•	upgrade our technology to support additional research and development of new bamboo charcoal products.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

The loss of any of our key customers could reduce our revenues and profitability, page 13

26.	Please supplementally advise as to the Company’s current relationship with JiuAnJu, and the current operations of that company. We note your disclosure on page 76 to the effect that you extended $403,516 in loans to that company after it was acquired by the brother of your controlling shareholder and one of the minority shareholders in Bamboo Tech. If that company is still operating, please advise us as to what business it is engaged in.

Our Company has not entered into a transaction with JiuAnJu for the purchase or sale of products since September 2011. At this time, JiuAnJu was not a related party to our Company. Transactions with JiuAnJu are as follows:

Prior to September 2011: Balance due from Jiuanju of ¥43,014,833

2011: Loans to Jiuanju of ¥399,497

2012: Loans to Jiuanju of ¥1,600,000

2013: Repayments from Jiuanju of ¥45,058,101

As of December 31, 2013: All amounts were repaid, and the balance was ¥0

To our knowledge, JiuAnJu continues to operate and is currently engaged in the business of trading; however, our Company does not currently do business with JiuAnJu and has no current plans to do so.

We rely on third-party distributors for a substantial portion of our sales, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets, page 14

27.	Please explain how the factors discussed in this risk factor are outside of your control.

We acknowledge the comment and clarify that market demand is partially within our control. Nevertheless, consumers ultimately determine what they choose to purchase and, to that extent, the first factor (the level of demand for branded products in a particular market) is partially outside of our control. Similarly, while we have the ability (from our perspective) to cooperate with our current third-party distributors and to seek new distributors in new geographic areas, because such distributors are third parties, we cannot control their actions and, to that extent, such ability is partially outside of our control. We have revised the risk factor to clarify this point. The revised risk factor reads as follows:

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Pamela A. Long, Assistant Director

March 3, 2014

We rely on third-party distributors for a substantial portion of our sales, which could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Sales of our products through distributors constituted approximately 55% and 80% of our total sales in the years ended 2012 and 2011, respectively. To the extent our distributors are distracted from selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors. Some of these factors include: (i) the level of demand for our brand and products in a particular market; (ii) our ability to maintain current distribution relationships or establish and maintain successful relationships with distributors in new geographic areas. While we have control over the products we develop and the distributors we choose, we are unable to control the ultimate consumer acceptance of our products and the actions of third-party distributors. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our third party distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

We buy our supplies from a relatively limited number of suppliers, page 14

28.	Please explain your reference to “customers” in this risk factor.

We acknowledge the comment and have revised the First Amendment to refer to suppliers.

We are substantially dependent upon our senior management and key research and development personnel, page 14

29.	This risk factor appears generic. Please revise to explain your particular vulnerabilities in greater detail.

We acknowledge the comment and have revised the First Amendment as requested. In particular, we have clarified that Dr. Chen is an expert in charcoal in general and, in particular bamboo charcoal and the use of charcoal for EDLC carbon. We have further clarified that Mr. Wang has been involved in the bamboo charcoal industry for more than ten years. Due to his experience in the industry in general and our company in particular for such a long period of time, he would be difficult to replace. Finally, we have clarified that locating a qualified chief financial officer with experience in US GAAP and fluency in English to replace Mr. Liang in a small market like Lishui would be difficult. The revised risk factor reads as follows:

We are substantially dependent upon our senior management and key research and development personnel.

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Pamela A. Long, Assistant Director

March 3, 2014

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our chief executive officer, Mr. Zhengyu Wang, and our chief financial officer, Mr. Ningfang Liang, to manage our operations. We also depend on our chief technical officer, Dr. Zaihua Chen, for the development of new technology and products. Dr. Chen is an expert in charcoal in general and, in particular bamboo charcoal and the use of charcoal for EDLC carbon. Mr. Wang has been involved in the bamboo charcoal industry for more than ten years. Due to his experience in the industry in general and our company in particular for such a long period of time, he would be difficult to replace. In addition, locating a qualified chief financial officer with experience in US GAAP and fluency in English to replace Mr. Liang in a small market like Lishui would be difficult.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We have not yet implemented advanced management techniques, which may hamper our inefficiency and growth, page 15

30.	We note your statement that you have “begun to industrialize our production process.” Please provide greater disclosure, both here and in your Business or Properties sections, regarding your current production facilities, and the extent to which your production is industrialized. We note your statement on page 33 that your production lines are fully automated.

We acknowledge the comment and have revised the First Amendment as requested. The referenced statement refers to the current status of our production process. This process involves reliance on both industrial machinery and laborers to operate the machinery but does not rely heavily on digital logistic management. In addition, our charcoal bag production line still uses manual sewing for packaging and features a low degree of automation, so manual labor still has an important role in our production process. Nevertheless, we expect that the level of technology will continue to grow as our company focuses on its EDLC products.

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Pamela A. Long, Assistant Director

March 3, 2014

We have not yet implemented advanced management techniques, which may hamper our efficiency and growth.

Although we have begun to industrialize our production process, this process involves reliance on both industrial machinery and laborers to operate the machinery but does not rely heavily on digital logistic management. Further, we have not applied any advanced management techniques, such as enterprise resource planning or any structured logistical system and procedures, which may result in a loss of efficiency and require investment at a later stage. We have not yet committed to implement such systems and cannot guarantee that we will do so in the near future. To the extent we do not implement such techniques in a timely or efficient manner, we may be at a competitive disadvantage to those of our competitors that do.

Risks Related to Doing Business in China, page 17

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability, page 17

31.	You refer here to your “targeted emerging markets.” Please clarify here, and elsewhere as appropriate, which emerging markets you are targeting, and which products or segments you hope to sell to or be active in these markets.

We acknowledge the comment and have revised the First Amendment to disclose that South Korea and Russia are the primary targeted emerging markets for our EDLC carbon.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non- PRC stockholders, page 17

32.	We note your statement in the final sentence of the penultimate paragraph under this heading that a 10% withholding tax may be imposed on gains derived by your non-PRC stockholders transferring your shares. Please advise how this withholding tax may be applied or assessed.

We acknowledge the comment and have revised the First Amendment as requested.

33.	Please revise here and elsewhere the references to “new” laws that are in fact several years old.

We acknowledge the comment and have revised the First Amendment as requested.

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Pamela A. Long, Assistant Director

March 3, 2014

34.	Please advise why you may be subject to U.S. taxation, as stated in the final paragraph under this heading.

As we may sell products in foreign markets in the future, we have revised the First Amendment to clarify that to the extent we have foreign-sourced income and are treated as a “resident enterprise” in China, we could be subject to taxation in multiple jurisdictions and be unable to credit our PRC taxes against such foreign countries’ taxes. The revised language reads as follows:

Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

35.	Please explain how under the EIT Law and its implementing rules, dividends paid to you from your PRC subsidiaries would qualify as “tax-exempt income.”

Under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. We have revised the First Amendment to reflect this explanation.

36.	Supplementally, please provide an analysis as to the applicability to you of the factors that need to be met in order to be considered a resident enterprise.

We acknowledge the comment and have revised the First Amendment as requested.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers, page 18

37.	It is more useful to investors if you discussed the liability risks stemming from your foreign status in one risk factor rather than secondarily mentioning some of them in another risk factor (e.g. in your “shareholder derivative suit” risk factor at p. 26). Accordingly, disclose in one risk factor whether an investor could find it difficult to:

•	enforce a judgment obtained in a U.S. court based upon the civil liability provisions of the U.S. federal securities laws in a U.S., BVI, or PRC court against you or your non-U.S. resident directors, executive officers, or experts named in this registration statement; or
•	bring an original action to enforce liabilities based on the U.S. federal securities laws in a BVI or PRC court against you and the above named foreign persons.

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Pamela A. Long, Assistant Director

March 3, 2014

In addition, in the “Enforceability of Civil Liabilities” section of the registration statement (p. 93), provide comparable disclosure regarding an investor’s ability to bring an original action in a BVI court based upon the U.S. federal securities laws. See Regulation S-K Item 101(g).

We acknowledge the comment and have revised the First Amendment as requested. The revised risk factor reads as follows:

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce judgments against our company.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons

In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Lastly, under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

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Pamela A. Long, Assistant Director

March 3, 2014

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

We have also revised the “Enforceability of Civil Liabilities” section to provide comparable disclosure regarding an investor’s ability to bring an original action in a BVI court based upon U.S. federal securities laws.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business, page 19

38.	We note your statement in the second sentence of the final paragraph under this heading that you may not be able to receive MOFCOM approval for your capital contributions on a timely basis. Please provide an indication of the timeframe within which MOFCOM approval is generally granted.

We acknowledge the comment and have revised the First Amendment as requested.

Government control of currency conversion..., page 20

39.	We note the risks you highlight about remittances out of China. Please address in the risk factors section and elsewhere the prospectus, the risks related to payments to shareholders in the event of liquidation and winding up of the company. We note that liquidation is discussed on pages 81, 84, and 86 but that there is no discussion about the regulatory requirements in China in this regard.

We acknowledge the comment and have revised the First Amendment as requested.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise adversely affect us, page 21

40.	We note your statement that it is unclear whether Zhengyu Wang must register with SAFE. You also state that you have been advised that beneficial owners of your stock who are PRC residents must register with SAFE. As Mr. Wang is a beneficial owner of 100% of your stock, please advise as to why it is unclear whether he must register.

16

Pamela A. Long, Assistant Director

March 3, 2014

Circular 19 required beneficial owners to file a Circular 75 registration. With the annulment of Circular 19 and the absence of official interpretations of the current requirements under Circular 75, it is not clear whether Zhengyu Wang, as a beneficial owner, must register with SAFE. We have revised the disclosure the clarify this matter.

41.	Please provide a more fulsome description of the restrictions that may be imposed on your subsidiaries’ ability to distribute dividends to your company. We note your disclosure on page 29.

We acknowledge the comment and have revised the First Amendment as requested.

Risks Related to Our Initial Public Offering and Ownership of Our Common Shares, page 23 We have broad discretion in the use of net proceeds..., page 24

42.	Please discuss, as applicable, any PRC laws restricting the discretionary use of proceeds by management.

We acknowledge the comment and have revised the First Amendment as requested.

There may not be an active, liquid trading market for our common shares, page 25

43.	We note your statement that the initial public offering price was determined by negotiations between you and the underwriter based upon a number of factors. Please note that Item 9.A.2. of Form 20-F requires disclosure of these factors. Please revise.

We acknowledge the comment and have revised the First Amendment as requested by adding the following disclosure in the section titled “Underwriting”:

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price is determined by negotiations between us and the underwriter. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions, page 26

44.	Please advise as to whether you anticipate being a “controlled company,” as defined by NASDAQ, upon the completion of this offering. If so, please include an appropriate risk factor.

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Pamela A. Long, Assistant Director

March 3, 2014

We confirm that we anticipate being a “controlled company” as defined by NASDAQ but do not currently plan to exempt our company from NASDAQ’s “controlled company” rules. Accordingly, we have added the following risk factor to the First Amendment.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our principal shareholder will beneficially own a majority of the voting power of our outstanding ordinary shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in the NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ Capital Market rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we are a controlled company and rely on the exemption and during any transition period following when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements.

Neither management nor the underwriters have performed due diligence on market and industry data cited in this prospectus, page 26

45.	We note your statement that “[r]eferences in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article.” Please note that investors are permitted to rely on the information you provide, and the manner in which it is depicted by you must be materially complete. Please revise.

We acknowledge the comment and have revised the First Amendment as requested to delete the sentence reading “Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article.”

Use of Proceeds, page 28

46.	We note your statements here regarding the timeframe needed to remit funds to China after they have been received in this offering. Please disclose which of the remittance methods described on page 20 you anticipate utilizing and include a thorough discussion of the regulatory impediments to being able to use your proceeds in China, including the costs as well as timing of complying with these regulations. Please make reference to these regulatory challenges in the Summary section as well.

18

Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested.

47.	We note your statement that you may become a passive foreign investment company for U.S. federal income taxpayers. Please include a risk factor addressing this risk. Include in your discussion that you do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election, which election would mitigate to some extent the adverse tax consequences of PFIC status (see, e.g. p. 92).

We acknowledge the comment and have revised the First Amendment as requested. The new risk factor reads as follows:

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for any taxable year for which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of passive income. For purposes of these tests, passive income includes rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) and does not include income derived from the performance of services.

If we are treated as a PFIC, U.S. Holders would ordinarily be able to mitigate certain of the negative tax consequences if they are able to make: (i) a timely qualified electing fund (“QEF”) election; (ii) a protective QEF election; or (iii) a mark to market election with respect to the first taxable year in which we are considered a PFIC during the U.S. Holder’s holding period in its shares.

We are not committing to provide our U.S. Holders with the information required for making a QEF election or protective QEF election. If we fail to provide such information, a QEF election with respect to such entity generally will not be available. In such event, the rules described in the next paragraph generally will apply.

If we are treated as a PFIC, a U.S. Holder that does not make a QEF election generally will be subject to a special tax and an interest charge upon the sale of its shares or receipt of an “excess distribution” with respect to its shares. A U.S. Holder will be treated as receiving an “excess distribution” if the amount of the distributions received by the U.S. Holder in any taxable year is more than 125% of the average annual distributions paid by the Company with respect to its shares during the three preceding taxable years (or the period in which the U.S. Holder held such shares if shorter).

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Pamela A. Long, Assistant Director

March 3, 2014

In addition, a portion of any gain recognized by a U.S. Holder upon the sale of our shares may be recharacterized as ordinary income. Further, any dividends received from the Company, if the Company is treated as a PFIC, will not constitute qualified dividend income and will not be eligible for the reduced 20% rate of tax even if such rate would be available otherwise. If a U.S. Holder holds our shares during any taxable year in which we are treated as PFICs, such shares will generally be treated as stock in a PFIC for all subsequent years.

Dividend Policy, page 28

48.	Please discuss the procedural requirements of SAFE mentioned in the last paragraph of this section.

We acknowledge the comment and have revised the First Amendment as requested.

Capitalization, page 31

49.	We note that your table presents your capitalization as of December 31, 2012. Please note that Item 3.B. of Form 20-F required that capitalization must be presented as of a date within 60 days of the date of the prospectus.

We acknowledge the comment and the obligation to include a capitalization discussion dated within 60 days of the date of the prospectus. As of this filing, such a capitalization table is unavailable, and we have provided a capitalization table as of the most recently available date, September 30, 2013.

50.	The capitalization table should not function as a balance sheet. Accordingly, either delete the “cash and cash equivalents” item or else state that the ensuing table sets forth your cash and cash equivalents and capitalization.

We acknowledge the comment and have revised the First Amendment as requested to delete the “cash and cash equivalents” item.

51.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

We acknowledge the comment and have revised the First Amendment as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

52.	Please revise this section to include the information on trends called for by Item 5.D of Form 20-F.

20

Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested.

Overview of the Company, page 32

53.	We note your statement here to the effect that your trading activities relate to industrial purchases and sales of “rubber and charcoal.” However, you also state on page 33 that your trading business relates to your exported barbeque products, implying that Tantech Charcoal is not a trading company but an export company. Further, on page 38 you state that “[t]he revenue from trading was related to our wholesale business of imported rubber in local market.” Please thoroughly revise your descriptions of your trading business and its domestic as well as international scope here and throughout for clarity.

We acknowledge the comment and have revised the First Amendment as requested. We note further that we are in the process of winding down our trading of rubber and have revised the First Amendment accordingly.

54.	Please clarify whether you have sales and distribution networks in 12 cities, as stated here and on page 43, or 11 cities, as stated on pages 2 and 58. We also note that your graphic on page 59 only indicates 10 cities.

We acknowledge the comment and have revised the First Amendment as requested to clarify and have updated the graphic accordingly. We have also provided information on all such properties in the Property section. The revised section reads as follows:

Currently, we have a sales and distribution network with presence in 17 cities (Changsha, Chengdu, Chongqing, Fuzhou, Guangzhou, Hangzhou, Jinan, Jingmen, Lanzhou, Lishui, Nanchang, Shanghai, Shenyang, Taiyuan, Tianjin, Yantai, and Zhengzhou) and logistics presence in 8 cities (Chengdu, Guangzhou, Jinan, Shanghai, Taiyuan, Tianjin, Yantai and Lishui).

We do not own or lease locations in Shenyang, Tianjin, Yantai, Taiyuan, Zhengzhou, Jingmen, Changsha, Fuzhou or Lanzhou; instead, our representatives in such cities conduct business without a dedicated office and spend significant amounts of time making calls on customers and potential customers. Such efforts require them to travel frequently between storage facilities (both ours and third party facilities) and distributors’ offices; accordingly, we have determined at present that our efforts in these cities do not yet require a standalone office.

We use logistics services in Tianjin, Jinan and Shanghai to warehouse our products in those markets, but we do not own warehouses in such cities. Instead, we pay third parties to store our products based on the extent to which we use their facilities and services in any period.

55.	Please provide greater disclosure of your plans to increase international exposure for your EDLC carbon.

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Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested to disclose our specific plans to increase international exposure of our EDLC carbon.

Competition in Consumer Product and Energy Segment, page 34

56.	You state here that “[y]our Charcoal Doctor brand is one of the largest and most famous in the market.” However, you also state on page 10 that your two largest competitors are substantially larger than Charcoal Doctor and have a much greater customer recognition level than Charcoal Doctor. Please revise here and throughout.

We acknowledge the comment and have revised the First Amendment as requested to clarify that, while we believe we have the largest and most famous bamboo charcoal products in the market, we compete with functionally similar products that are not made of bamboo-based charcoal.

For example, our Algold grand shisha charcoal competes with Henan Universe Charcoal Co. Ltd’s Torch brand shisha charcoal. While our shisha charcoal is the most popular bamboo-charcoal based product of its kind, the competitor product is more popular but not bamboo-charcoal based.

Results of Operations, page 35

57.	If material, please discuss the impact of currency translations on revenues and expenses. Refer to Item 5.A.3 of the Form 20-F.

We acknowledge the comment. As substantially all of our revenues and expenses are incurred in China and denominated in RMB, the impact of currency translations on our revenues and expenses is immaterial. Although the appreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms, it does not cause material changes in our business or results of operations.

58.	Your general and administrative expenses decreased by approximately $2 million which was primarily attributable to a significant decrease in bad debt expense. Please expand your disclosures to address the following:

•	Please clarify whether the decrease was attributable to accounts receivable and/or advances to suppliers; and
•	Please expand your disclosures to explain why there was an increase in the amount of allowance for doubtful accounts receivable as well as an increase in the allowance as a percentage of accounts receivable from December 31, 2011 to December 31, 2012. In light of these increases, please also explain why there was a decrease in bad debt expense. You indicate that you were able to pinpoint areas for improvement of collection of accounts receivable as a result of performing an aging analysis and therefore able to reduce your bad debt. Please further clarify how the performance of an aging analysis led you to reduce bad debt expense. For example, please advise if there was a change in the methodology used to arrive at your allowance.

22

Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested.

59.	Please expand your discussion related to the provision of income taxes to discuss the factors that caused changes in the effective tax rate from period to period. Please also further clarify in your disclosures the nature of the deferred tax adjustments that you indicate caused a more rapid increase in taxes compared to net income.

We acknowledge the comment and have revised the First Amendment as requested.

Interest expense, page 37

60.	Please advise why your interest expense increased in 2012 compared to 2011. We note that while you state that the average amount of loans outstanding in 2012 was greater than in 2011, this is not reflected in Note 10 to the Consolidated Financial Statements, and that further the average loan balances and average annual interest rates indicated there, when multiplied, do not produce the indicated incurred interest expenses.

We acknowledge the comment and have revised the First Amendment as requested. The reason for the increase in interest expense was primarily due to the higher interest expenses related to the discounting of banker acceptance notes payable in 2012.

The average loan balance and average annual interest rate under footnote 10 were related to our bank loans only. However the Company sometimes will discount its notes receivable at local banks instead of holding them to maturity. The discounted notes payable are not part of bank loans but the Company will pay interest expenses, or discounting charges to the bank. Therefore, the interest expenses were higher than what was calculated by multiplying the average loan balances and average annual interest rates.

Government subsidy income, page 37

61.	We note your statement here that you received a government subsidy of $37,000 in 2011. While you describe subsidies being granted in 2009 and 2012, you do not describe any subsidy in 2011. Please advise.

We acknowledge the comment and have revised the First Amendment as described below. The government subsidy income of approximately $37,000 in 2011 was the subsidy provided by local government for other projects and it was unrelated to the subsidy income for our Energy segment regarding the industrialization of EDLC carbon.

To avoid confusion, we revised the wording by deleting the sentence “The central government provided RMB 5.4 million in 2009 for this project, and the local government provided RMB 1.35 million in 2012.”

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Pamela A. Long, Assistant Director

March 3, 2014

62.	Please provide a more fulsome description, either here or elsewhere within MD&A as appropriate, of the effects of government policy upon your business. Please see Item 5.A.4. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Segment Information, page 38

63.	Please provide a discussion of segment profit in addition to your current discussion of each segment’s revenues and gross profit.

We acknowledge the comment and have revised the First Amendment as requested.

Consumer Product segment, page 38

64.	We note your statement here that “Charcoal Doctor” is one of the leading brands of household cleaning products in China. This is at variance with your description on page 54 of the sort of products that you market under your Charcoal Doctor brand, in which the only cleaning product listed is charcoal soap. Please advise.

We acknowledge the comment and have revised the First Amendment as requested to clarify the scope of our Charcoal Doctor products.

65.	You state that gross profit and gross margin in your consumer product segment increased as a result of change in your product mix as you sold more products in 2012 with higher margins. Specifically you state that the sale of EDLC carbon sales increased. It is unclear why EDLC carbon sales are included in your consumer product margins when you further state that the energy segment consists of the sales of EDLC carbon.

We acknowledge the comment and have revised the First Amendment to remove any reference to EDLC carbon sales as part of the consumer product segment.

Trading Segment, page 38

66.	Please provide a more complete description of the effect of changes in the exchange rate between U.S. dollars and Chinese renminbi on your business. We note the exchange rate data on page 29. Please see Item 5.A.3. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Energy Segment, page 38

67.	We note that the profit margin you enjoy on your sales of EDLC carbon declined precipitously from 2011 to 2012. Please expand your disclosure to discuss the cause of this decline in profit margin.

24

Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested to explain that the decline in profit margin was due to the increased depreciation expenses related to our new manufacturing facilities used for the production of EDLC carbon.

Liquidity and Capital Resources, page 39

68.	Giving effect to bank loans and other financing activities, you believe that your currently available working capital should be adequate to sustain your operations at your current levels through at least the next twelve months. Please disclose if you have any material unused sources of liquidity or any other external sources of liquidity currently available which was considered in making this determination. Refer to Item 5.B.1(a) of the Form 20-F. Please also disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

We acknowledge the comment and have revised the First Amendment as requested.

69.	Please enhance your liquidity disclosures to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
•	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. Refer to Item 5.B.1(b) of the Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

70.	Cash provided by operating activities increased significantly from net cash used in operating activities of $4.1 million in 2011 to net cash provided by operating activities of $11.1 million in 2012. It appears that the increase is primarily due to changes in working capital components, including accounts receivable, advances to suppliers, and inventories. In this regard, please expand your disclosures to discuss the underlying reasons for changes in working capital components. For example, given the impact that changes in your accounts receivable had on your cash flows from operations, please consider whether a discussion of financial measures such as days sales outstanding would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

We acknowledge the comment and have revised the First Amendment. In specific, we calculated days sales outstanding for the reporting periods but found that the results of calculation failed to provide the explanation needed for the changes in operating cash flows and thus did not include such disclosure as we believed it would be confusing. Instead, we expanded our discussion of significant components of working capital in the First Amendment to provide additional information to readers of our financial statements.

25

Pamela A. Long, Assistant Director

March 3, 2014

Financing Activities, page 39

71.	We note your statements that “[y]our household products line has already established itself as one of the recognized brand names in the market, [and you] are able to ensure the profitability and cash inflow at optimal level,” as well as that your EDLC carbon “has reached large customers in the industry” and that you enjoy competitive advantages. These statements are unclear and require much greater context, and appear to contradict your statements regarding the limited market exposure of your EDLC carbon products. Please revise.

We acknowledge the comment. We have revised the statements in question to align discussion in disparate parts of the registration statement.

Obligations Under Material Contracts, page 41

72.	Please revise this section to include all covered contractual obligations, rather than merely material contractual obligations. Please see Item 5.F. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Capital Expenditures, page 41

73.	Please provide disclosure regarding capital expenditures for the interim period since December 31, 2012, as well as indications of the sources of funds for your capital expenditure commitments and the amounts of these commitments. Please see Item 5.B.3. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested to discuss the capital expenditure commitments fur the interim period.

Critical Accounting Policies, page 42

74.	The disclosures related to your critical accounting policies appear to be a repeat of your significant accounting policies included in the notes to the financial statements. In this regard, please expand your disclosures related to your critical accounting policies to include the following:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

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Pamela A. Long, Assistant Director

March 3, 2014

•	A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and
•	A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.

Refer to SEC Releases 33-8098 and 33-8350.

We acknowledge the comment and have revised the First Amendment as requested.

Business, page 43

75.	Please revise to include:

•	the disclosure on your principal markets called for by Item 4.B.2. of Form 20-F;
•	the description of seasonality called for by Item 4.B.3. of Form 20-F;
•	the description of your raw materials called for by Item 4.B.4. of Form 20-F;
•	disclosure regarding whether your company is dependent on any patents or material contracts, as called for by Item 4.B.6 of Form 20-F; and
•	the description of salient government regulations called for by Item 4.B.8. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Corporate Information, page 44 Overview, page 44

76.	You state here that THL was established in October 2002. However, you state on page 46 that it was established on November 9, 2010. Please revise.

We acknowledge the comment and have revised the First Amendment as requested to clarify that THL was established on November 19, 2010.

Charcoal Doctor Products, page 54

77.	We note your reference on page 55 to silver ion nano based products. These do not appear to be within the scope of your business. Please advise.

We advise that the silver ion nano based products are within the scope of our business, as they are components in some of our sanitation and purification products.

Methods of Competition, page 60

78.	Please reconcile disclosure of awards for “high tech product” with the disclosure that you have “low technical requirements. Please ensure that you have adequate risk factor disclosure addressing the low barriers to entry in your industry.

27

Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested to clarify that some of our charcoal briquette products have relatively low technical requirements, but our EDLC and other more processed products are considered more high tech. We have included a risk factor titled “Our charcoal briquette products have a relatively low technical requirements, therefore barriers to entry are minimal” to explain this in more detail, particularly as to the lower technology products, which feature a lower barrier to entry for our competitors. That risk factor is set forth below:

Our charcoal briquette products have relatively low technical requirements; therefore, barriers to entry are minimal.

We expect to face competition for our charcoal briquette products because competition can create similar products at a relatively low cost because there are minimal barriers of entry. If competitors enter our market to create similar products they may be able to provide similar product for a much lower price. To the extent our customers discriminate based on price, we may find that we lose market share to such producers. Moreover, it we may be required to reduce our price in order to maintain or slow loss of market share for such products. As charcoal briquette products make up a substantial percentage of revenues, even at a lower profit margin, the reduction of sales of such products could hurt our company.

Description of Property, page 64

79.	We note that you have offices, logistics centers, and sales departments throughout China, as disclosed on page two. Please advise as to why none of these properties are listed here.

We have revised the First Amendment to describe the referenced offices.

80.	Please disclose the use of the properties you list here, their productive capacity and extent of utilization, and the products produced. Please see Item 4.D. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Our Employees, page 64

81.	Please disclose the amount contributed to employee benefit plans and social insurance and any affect such payments have had on your liquidity.

We acknowledge the comment and have revised the First Amendment as requested.

Management, page 66

82.	Please ensure that you describe the principal business activities performed outside your company by your directors and officers. We note your disclosure under “Related Party Transactions” regarding the various affiliates of your company.

We acknowledge the comment and have revised the First Amendment as requested.

28

Pamela A. Long, Assistant Director

March 3, 2014

Election of Officers, page 67

83.	You state here, under the next heading, and on page 69 that there are no family relationships among your directors or executive officers. Your CEO and Chairman is married to your other director. Please revise.

We acknowledge the comment and have revised the First Amendment as requested.

Board of Directors and Board Committees, page 67

84.	You state that you currently have three directors; however, only two are disclosed. Please advise.

We acknowledge the comment and have revised the First Amendment as requested to reflect the current Board of Directors. At present the Board of Directors has two directors and plans to appoint three independent directors in the near future.

85.	We note your statement that you believe your independent directors are encouraged to freely voice their opinions. We note that you do not have any independent directors. Please revise.

We acknowledge the comment and have revised the First Amendment as requested.

Executive Compensation, page 70 Summary Compensation Table, page 71

86.	We note that you do not disclose any compensation other than salary for your executives. However, you state under the heading “Employment Agreements” that you pay for all mandatory social security programs, as well as that every executive officer may be reimbursed for reasonable expenses. Please advise.

We have updated the table for completeness and have provided footnote disclosure of the nature of payments that constitute compensation. We do not consider reimbursement of ordinary business expenses of our Company to constitute compensation. In the absence of their willingness to pay such expenses as a matter of first instance, we would pay such expenses directly. For example, we may either purchase a train ticket for an executive officer to attend a business meeting or may reimburse such director for purchasing the ticket. In each case, the expense is more properly considered a business expense of our Company than compensation to the officer.

87.	We note the reference to footnote 2 near Stock Awards but no corresponding disclosure.

We acknowledge the comment and have revised the First Amendment as requested to correct the Stock Awards table.

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Pamela A. Long, Assistant Director

March 3, 2014

Related Party Transactions, page 74 Summary of Status of Related Party Transactions, page 74

88.	Please revise to disclose the largest amount outstanding for each of the related party loans described here during the periods covered. Please see Item 7.B.2. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

89.	You are required to disclose related party transactions that are material to the registrant or the related party, and not those that “exceed $120,000,” as you have stated. Revise accordingly. See Item 7.B.1. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Forasen Companies, page 76

90.	We note that the Forasen Group, half-owned by your CEO also engages in rubber trading. Please include a risk factor detailing the conflicts of interest posed by your executives’ and directors’ other business activities.

We acknowledge the comment and have revised the First Amendment as requested.

Principal Shareholders, page 77

91.	In connection with the reorganization of Bamboo Tech, Tanbsok Group Ltd., through your Chief Executive Officer and director, agreed with 31 individual shareholders of Bamboo Tech that such individual shareholders would be given a single opportunity to purchase for cash the number of your shares of common stock equal to their proportionate ownership of Bamboo Tech upon completion of your initial public offering. The purchase price will be equal to the price paid to acquire their shares in Bamboo Tech. To accomplish this purchase, Tanbsok Group Ltd will transfer its own shares as may be required to effect the parties’ intentions. Please address the following in regards to this transaction:

•	Please help us better understand the business purpose of this transaction, including if the intent was to compensate the shareholders of Bamboo Tech for any services provided. Please tell us whether these shareholders are also employees. It appears that some may be employees based on your disclosures on page 75;
•	Your disclosures on page 77 refer to 31 individual shareholders of Bamboo Tech whereas your disclosures on page 75 refer to 5 shareholders. Please help us understand the differences in these numbers of shareholders;
•	Please disclose the anticipated purchase price per share as well as the total number of shares that will be sold pursuant to this transaction; and

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Pamela A. Long, Assistant Director

March 3, 2014

•	Please tell us what consideration you gave as to whether this transaction needs to be accounted for on your financial statements, including your consideration of ASC 225- 10-S99-4.

We have revised the First Amendment to delete discussion of such individual shareholders because such individuals no longer have the interest previously described in the prior filing. Instead, each of these individuals has voluntarily and irrevocably waived any right to claim any interest in our company or any of its subsidiaries.

92.	You are required to provide beneficial ownership information for each director, officer or beneficial owner of 5% or more of your common shares (rather than of “more than 5%”, as you have stated). Revise accordingly. See Item 7.A.1. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Description of Share Capital, page 78

93.	Here, or elsewhere as appropriate, please provide the statement required by Item 10.A.6. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested to include the statement that there have been no such changes in the amount of issued capital and/or the number and classes of shares which it composed during the last three years.

Common Shares, page 79

94.	Please provide disclosure regarding the method and time limits for delivery of equity securities to subscribers or purchasers here or elsewhere as appropriate. Please see Item 2.B.3. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Lock-up Agreements, page 88

95.	Please disclose the circumstances under which lock-ups would be released.

We acknowledge the comment and have revised the First Amendment as requested to clarify that the lock-ups will not be released.

Material Tax Matters Applicable to U.S. Holders of Our Common Shares, page 88

96.	The tax section should discuss the material tax consequences (and not just “tax matters”) to U.S. holders regarding the ownership and disposition of your common shares under BVI, PRC, and U.S. tax law. Revise accordingly.

We acknowledge the comment and have revised the First Amendment as requested.

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Pamela A. Long, Assistant Director

March 3, 2014

People’s Republic of China Enterprise Taxation, page 89

97.	Briefly describe the PRC’s EIT law (i.e. its purpose and scope) from which you are claiming an exemption.

We acknowledge the comment and have revised the First Amendment to disclose that we are not entitled to an exemption and are subject to a 17% value added tax.

98.	Please advise as to what consideration was given to including a risk factor detailing the potential loss of your exemption from enterprise-level taxation in China, in light of the fact that you are not an agricultural producer.

We have revised the discussion in this section to reflect the taxation of the company; the revised disclosure is below:

Our company pays a 17% value added tax and EIT rates of 15% for Bamboo Tech and 25% for each of Tantech Charcoal and Energy Tech. Bamboo Tech pays a lower EIT rate than Tantech Charcoal and Energy Tech because Bamboo Tech has been certified as a high technology company and thus enjoys a preferable rate. If this favorable EIT rate were to be terminated or Bamboo Tech were to fail to qualify to receive these rate, it would be subject to taxation at the standard EIT rate of 25% for enterprise income taxes, unless we were otherwise to qualify for a decreased tax rate.

Passive Foreign Investment Company, page 91

99.	Disclose that you do not know your actual PFIC status for the current taxable year ending December 31, 2013, and not December 31, 2010, as you have stated.

We acknowledge the comment and have revised the First Amendment as requested.

Underwriting and Plan of Distribution, page 93

100.	Please include a more detailed itemized list of the expenses of this offering. Please see Item 9.F. of Form 20-F. We note the disclosure on page 94 with regard to the categories of underwriter’s expenses.

We acknowledge the comment and have revised the First Amendment as requested.

Where You Can Find Additional Information, page 100

101.	You have stated that upon closing of your initial public offering you “will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act.” Since you are a foreign private issuer that is not subject to Exchange Act Section 14, delete “proxy statements” from the aforementioned statement. See Exchange Act Rule 3a12-3(b).

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Pamela A. Long, Assistant Director

March 3, 2014

We acknowledge the comment and have revised the First Amendment as requested.

Exhibits and Financial Statement Schedules, page II-1

102.	Please add the consent of Deheng Law Offices to your exhibit list as exhibit 23.3. See Item 10.G. of Form 20-F.

We acknowledge the comment and have revised the First Amendment as requested.

Signatures, page II-3

103.	Please ensure that your next amendment is signed by your authorized representative in the United States. Please see Instruction 1 to Signatures on Form F-1.

We acknowledge the comment and have caused the First Amendment to be signed by our authorized representative in the United States.

Financial Statements, page F-1 General

104.	Your disclosures on page 31 indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

We acknowledge the comment and have revised the First Amendment as requested.

105.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.5 of the Form 20-F. Refer to Item 4(a) of the Form F-1.

We acknowledge the comment and have revised the First Amendment as requested.

106.	Please provide us with an analysis of any equity issuances since January 1, 2013 as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;
•	the purpose of the issuance;
•	how you accounted or will account for the issuance;
•	the nature of any consideration;
•	the fair value and your basis for determining the fair value; and

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Pamela A. Long, Assistant Director

March 3, 2014

▪	Indicate whether the fair value was contemporaneous or retrospective.
▪	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
•	For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

We acknowledge the comment and note that there have been no equity issuances since January 1, 2013 or any planned equity issuances at this time.

107.	Please provide the information required by the schedule requirements of Rule 12- 09 of Regulation S-X regarding your valuation and qualifying accounts, including your allowance for doubtful accounts for accounts receivable and advances to suppliers.

We acknowledge the comment and have revised the First Amendment as requested.

Notes to the Financial Statements Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-9

108.	The criteria for revenue recognition are generally satisfied at the time of delivery. Please expand your disclosures to better clarify how you determine when delivery has occurred, including whether free on board terms, sales terms, and business practices are considered in making this determination. In addition, we note you state on page 14 that 55% of your sales are through distributors. Please clarify whether your parenthetical reference to “(acceptance by customer)” was intentionally meant to differentiate between sales to end customers and sales to distributors. If so, please revise your revenue recognition policy to address the recognition criteria in transactions with distributors versus end customers.

We acknowledge the comment and have revised the First Amendment as requested. We have deleted the parenthetical reference as it was not intentionally meant to differentiate between sales to end customers and sales to distributors. In fact, our sales to end customers were immaterial during the reporting periods.

109.	We note your trading business represents 17.7% of revenue and that you seek to match suppliers with purchasers by signing a contract for the sale at the same time you sign a contract to purchase. Tell us the terms of these agreements, specifically who is the primary obligor and who bears the risk and how you recognize revenue for these arrangements.

Our trading business includes the wholesale of rubber and the export of our bamboo products. For our rubber business, although we try to match suppliers with purchasers in order to mitigate the risk of price fluctuation, in most cases, we have to purchase rubber first and sell later. The terms on purchase and sale agreements are ordinary business terms—we are the primary obligor and bear the risk once the goods were delivered to us. And after the goods are delivered to the buyer, we will no longer bear the risk. We recognize revenue from trading business at the time of delivery.

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Pamela A. Long, Assistant Director

March 3, 2014

Earnings Per Share, page F-11

110.	Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

We advise that there are no potentially dilutive securities required to be disclosed by ASC 260-10-50-1(c), as there are no outstanding securities other than common shares (all of which are already included in EPS) and no commitments to issue any such potentially dilutive securities.

Note 5. Advances to Suppliers, net, page F-13

111.	We note your advances to suppliers balance increased significantly during 2012 and is net of an allowance of $454,128. Please tell us the nature of these supplier prepayments, specifically addressing the time it takes to receive delivery of these products and the circumstances that would result in the company not receiving delivery. Also tell us why the balance significantly increased during 2012, confirm none of these advances relate to related parties and to date how much of the advances to suppliers at December 31, 2012 were delivered.

The nature of these supplier prepayments is to ensure the continuous and uninterrupted supply of our main raw material—bamboo charcoal. It typically takes one month for us to receive raw material and if the supplier, which in most cases is a small individual supplier, is not in business due to various reasons, we will not receive the delivery.

In 2012, we started purchasing raw materials from several large suppliers, both locally and in other provinces to ensure the stable supply of our raw materials. As a result, the balance of advances to suppliers increased significantly during 2012.

We confirm none of these suppliers is related party.

To date, all the advances to suppliers as of December 31, 2012 were delivered except those balances that have been treated as bad debts.

Note 13. Related party transactions, page F-17

112.	On page 13 you disclose that 14.3% of 2011 revenue was related to Lishui JiuAnJu Commercial Trade Co., LTD. We note on page F-17 you list Lishui JiuAnJu Commercial Trade Co., LTD as a related party. Please tell us how you arrived at the $3,680,762 of sales to related parties on the face of your 2011 Statement of Income and Comprehensive income when 14.3% of total revenue ($47,692,489) calculates as $6,820,025.

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Pamela A. Long, Assistant Director

March 3, 2014

Lishui JiuAnJu became a related party on September 11, 2011. Prior to that, revenue from Lishui JiuAnJu was $5,799,733 in 2011, which accounted for 14.3% of our 2011 full-year revenues (total revenue of $47,692,489 minus revenue from related parties of $3,680,762 and other revenue of $3,401,842). We did not generate any revenues from JiuAnJu after it became a related party of the Company. This was also disclosed under Footnote 16 – Major customers and suppliers.

The $3,680,762 of sales was revenue from Zhejiang Forasen Group Co., LTD, a related party of the Company. And sales amount was disclosed under Footnote 13 – Related party transactions – Sales to related parties.

113.	Further regarding Lishui JiuAnJu Commercial Trade Co., LTD, it appears that supplier purchases through them were 18.4% in 2011 and 0% in 2012. We further note on page F-18 that LiShui owed the company $6.8 million and $7.2 million at December 31, 2011 and 2012, respectively. Please explain the nature of the receivable from LiShui at each balance sheet date, specifically whether this due from relates to advances to suppliers, discuss the activity in this “due from” for each of the years presented and explain how you would have a receivable from Lishui when they were a supplier to the company.

The receivable from Lishui JiuAnJu was the amounts owed by Lishui JiuAnJu in purchasing goods from the Company. Prior to September 11, 2011, Lishui JiuAnJu was an unrelated party and was a distributor of the Company’s products and at the same time was also a supplier of the Company. The $6.8 million and $7.2 million owed by Lishui JiuAnJu represents trade accounts receivable for sales made to Lishui JiuAnJu and further loans from the Company to Lishui JiuAnJu for its operational needs after it became a related party of the Company on September 11, 2011. This due from balance was unrelated to advances to suppliers.

Note 16. Major Customers and Suppliers, page F-21

114.	We note on page 13 that your sales to Hangzhou Bai De Sheng Ou Ltd decreased from 64.3% of sales in 2011 to 24.6% of sales in 2012. Tell us why the amount of sales to this major customer decreased so significantly in a twelve month period and revise disclosure to the extent necessary to address how any further decrease or decreases in sales to other major customers would impact operations or cash flows.

Sales to Hangzhou Bai De Sheng Ou Ltd. decreased significantly in 2012 compared to 2011. The main reason is that the Company was diversifying its customer base in 2012 and increased its sales to retailers, especially direct sales to supermarkets in China.

Hangzhou Bai De Sheng Ou Ltd. became a major distributor of the Company’s consumer products in 2010. In 2011, Hangzhou Bai De Sheng Ou Ltd. expanded its business by increasing its sales network and the Company increased the credit limit to Hangzhou Bai De Sheng Ou Ltd. to RMB80M; therefore, 2011 sales to this distributor increased significantly. In 2012, we expanded the sales to other customers and started to build direct sales channels to supermarkets and thus reduced sales to Hangzhou Bai De Sheng Ou Ltd.

36

Pamela A. Long, Assistant Director

March 3, 2014

Note 17. Segment Information, page F-21

115.	Please expand your disclosures to address the following:

•	Separately disclose revenues from external customers and revenues from transactions with other operating segments pursuant to ASC 280-10-50-22;
•	Provide the disclosures required by ASC 280-10-50-29 regarding your measurements of segment profit and segment assets;
•	Separately report revenues from external customers for each product or group of similar products. Refer to ASC 280-10-50-40; and
•	Provide the geographic and major customers disclosures required by ASC 280-10-50- 41 and 50-42.

We acknowledge the comment and have revised the First Amendment as requested.

Note 18. Subsequent Events, page F-22

116.	Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

We acknowledge the comment and have revised the First Amendment as requested.

Thank you in advance for your assistance in reviewing this response and the First Amendment to the Draft Registration Statement on Form F-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang

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